UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ArcSight, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

039666102

(CUSIP Number)

Paul T. Porrini

Vice President, Deputy General Counsel & Assistant Secretary

Hewlett-Packard Company

3000 Hanover Street

Palo Alto, CA 94304

(650) 857-1501

Copies to:

David K. Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Russell C. Hansen Mark S. Lahive Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, California 94304 (650) 849-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039666102

1.	Name of Reporting Person. Hewlett-Packard Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 039666102

1.	Name of Reporting Person. Priam Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2010 (the “Schedule 13D”) by Hewlett-Packard Company, a Delaware corporation (“HP”) and Priam Acquisition Corporation, a Delaware corporation and wholly-owned, direct or indirect subsidiary of HP (“Merger Sub,” and together with HP, the “Reporting Persons”), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the shares of common stock, par value $0.00001 per share (the “Shares”) of ArcSight, Inc., a Delaware corporation (“ArcSight”).  Capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Except as otherwise set forth below, the information set forth in the Schedule 13D remains unchanged and is incorporated by reference into this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to the terms of the Offer, at 12:00 midnight, New York City time, on October 20, 2010, the Offer expired.  Following such expiration, Merger Sub accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer, with payment for such Shares to be made promptly in accordance with the terms of the Offer.  The depository for the Offer has advised the Reporting Persons that, as of 12:00 midnight, New York City time, on October 20, 2010, an aggregate of 33,073,827 Shares (including 2,484,239 Shares that were tendered pursuant to notice of guaranteed delivery) were validly tendered and not properly withdrawn in the Offer, representing approximately 92.1% of the outstanding Shares as of the expiration date of the Offer, or approximately 85.1% excluding Shares delivered pursuant to a notice of guaranteed delivery.

In order to complete the Merger as a short-form merger pursuant to Section 253 of the Delaware General Corporation Law, on October 21, 2010, Merger Sub exercised its Top-Up Option, and ArcSight issued 36,891,559 shares to Merger Sub, at a price per Share of $43.50.  Merger Sub paid for the Top-Up Shares by delivery of cash and a promissory note.

On October 22, 2010, Merger Sub and HP completed the acquisition of ArcSight, filing with the Secretary of State of Delaware, a Certificate of Ownership and Merger in accordance with Section 253 of the Delaware General Corporation Law pursuant to which Merger Sub was merged with and into ArcSight with ArcSight surviving as a wholly-owned subsidiary of HP.  At the effective time of the Merger, each Share issued and outstanding and not tendered and accepted for payment in the Offer (other than Shares held by HP, Merger Sub, ArcSight, or by an direct or indirect wholly-owned subsidiary of HP, Merger Sub or ArcSight, or by stockholders who properly perfected appraisal rights under Delaware law) was converted into the right to receive $43.50 in cash, without interest, and less any required withholding taxes.  Each share of Merger Sub’s common stock was converted into one share of common stock of ArcSight, the surviving corporation.  As a result, immediately following the Merger, HP owned 1000 shares of common stock of ArcSight, representing 100% of the issued and outstanding shares of ArcSight.

In connection with the Offer and Merger, Merger Sub paid, in the aggregate, approximately $1.7 billion in cash consideration, consisting of cash on hand and proceeds of short term borrowings from HP.

Item 4:	Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On October 21, 2010, HP reported the final tabulated results of the Offer.  The depository for the Offer reported a final count of 33,073,827 Shares tendered (including 2,484,239 Shares delivered pursuant to a notice of guaranteed delivery), reflecting approximately 92.1% of the outstanding Shares as of the expiration date of the Offer, or approximately 85.1% excluding Shares delivered pursuant to a notice of guaranteed delivery.

In order to complete the Merger as a short-form merger pursuant to Section 253 of the Delaware General Corporation Law, on October 21, 2010, Merger Sub exercised its Top-Up Option, and ArcSight issued 36,891,559 Shares to Merger Sub, at a price per Share of $43.50.  Merger Sub paid for the Top-Up Shares by delivery of cash and a promissory note.

On October 22, 2010, Merger Sub and HP completed the acquisition of ArcSight, filing with the Secretary of State of Delaware, a Certificate of Ownership and Merger in accordance with Section 253 of the Delaware General Corporation Law pursuant to which Merger Sub was merged with and into ArcSight with ArcSight surviving as a wholly-owned subsidiary of HP.  At the effective time of the Merger, each Share issued and outstanding and not tendered and accepted for payment in the Offer (other than Shares held by HP, Merger Sub, ArcSight, or by an direct or indirect wholly-owned subsidiary of HP, Merger Sub or ArcSight, or by stockholders who properly perfected appraisal rights under Delaware law) was converted into the right to receive $43.50 in cash, without interest, and less any required withholding taxes.  Each share of Merger Sub’s common stock was converted into one share of common stock of ArcSight, the surviving corporation.  As a result, immediately following the Merger, HP owned 1000 shares of common stock of ArcSight, representing 100% of the issued and outstanding shares of ArcSight.

In addition, on October 22, 2010, pursuant to the terms of the Merger Agreement (i) all directors and officers of ArcSight immediately prior to the effective time of the Merger resigned as directors and officers of ArcSight, (ii) the directors and officers of Merger Sub immediately prior to the effective time of the Merger became the directors and officers of ArcSight, (iii) ArcSight’s Certificate of Incorporation was amended to be substantially in the form of Merger Sub’s Certificate of Incorporation as in effect immediately prior to the effective time of the Merger, (iv) the Bylaws of ArcSight were amended and restated substantially in the form of Merger Sub’s Bylaws as in effect immediately prior to the effective time of the Merger, and(v) NASDAQ filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act to delist and deregister ArcSight’s common stock.  ArcSight plans to file with the SEC a certification requesting the deregistration of ArcSight’s common stock and the suspension of ArcSight’s reporting obligations under Section 13 and 15(d) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

The response to Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b)  On October 20, 2010, Merger Sub accepted for payment and purchased 33,073,827 Shares that had been validly tendered into the Offer (includes 2,484,239 Shares tendered pursuant to a notice of guaranteed delivery), representing approximately 92.1% of the Shares outstanding as of the expiration date of the Offer, or approximately 85.1% excluding Shares tendered pursuant to a notice of guaranteed delivery.  In order to complete the Merger as a short-form merger pursuant to Section 253 of the Delaware General Corporation Law, on October 21, 2010, HP exercised its Top-Up Option, and Merger Sub thereby acquired an additional 36,891,559 Shares.

As of the date of filing of this Amendment, HP beneficially owns an aggregate of 1000 shares of ArcSight, representing 100% of the outstanding shares of ArcSight.  Of such Shares, HP has sole voting and dispositive power with respect to 1000 Shares.

Except as set forth in this Item 5, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons named in Schedule I to the Schedule 13D beneficially own any Shares.

(c).  Except as disclosed herein or incorporated by reference into this Amendment, none of the Reporting Persons or the persons named in Schedule I to the Schedule 13D, has effected any transactions in the Shares in the past 60 days.

(d) Except as set forth in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e).  Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description

Exhibit 8	Text of Press Release issued by HP on October 21, 2010 (incorporated herein by reference to Amendment No. 4 to the Schedule TO filed by the Reporting Persons with the SEC on October 21, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2010	HEWLETT-PACKARD COMPANY

/S/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	Vice President, Deputy General Counsel and Assistant Secretary

Date: October 27, 2010	PRIAM ACQUISITION CORPORATION

/S/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	President and Secretary